

December 3, 2010

John T. Kurtzweil
Chief Financial Officer
Cree Inc.
4600 Silicon Drive
Durham, North Carolina 27703

  Re: Cree Inc.
    Form 10-K for the fiscal year ended June 27, 2010
    Filed August 18, 2010
    File No. 000-21154

Dear Mr. Kurtzweil:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Brian R. Cascio
        Accounting Branch Chief